Ex

U.S. Securities and Exchange Commission
Washington, D.C. 20549


03056999


SEC MAIL
RECEIVED
PROCESSING
APR 29 2003
WASH. D.C.
155
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR/4-25-03
Current Report on Form 8-K Series 2003-QS7
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101791
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
APR 30 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of April, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________
Joseph Orning
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

QS7 A1

Bond Description					
Name / Class:	QS7 A1	**Coll. Type:**	WL	**PAC Bands:**	n/a
Cusip:		**Orig. Balance:**	$315,789,473.52	**Settlement Date:**	04/29/2003
Coupon:	6.000000 %	**Net Coupon:**	6.000000 %	**Issue Date:**	04/01/2003
Formula:	N/A	**Gross Coupon:**	6.450000 %	**First Pay Date:**	05/25/2003
Orig. Balance:	$50,000,000.00	**Srvc Fee:**	0.450000 %	**Maturity Date:**	n/a
Factor:	1.00000000	**Orig. Term:**	359 mos	**Days Delay:**	24
Factor date:	04/01/2003	**Current WAM:**	357 mos		
Current Cap:	N/A	**Current Age:**	2 mos		
Current Floor:	N/A				
Cur. Balance:	$50,000,000.00				

CMO Price -> Yield Sensitivity Table

	1*.5	1	1*1.5	1*2	1*2.5	n/a	n/a	n/a	n/a
Price	**USR**	**USR**	**USR**	**USR**	**USR**	**NULL**	**NULL**	**NULL**	**NULL**
17-00	23.59170	10.66310	-4.44550	-24.72900	-45.60930				
17-04	23.31510	10.39380	-4.71580	-25.04610	-45.94170				
17-08	23.04270	10.12850	-4.98210	-25.35920	-46.27000				
17-12	22.77430	9.86730	-5.24440	-25.66830	-46.59430				
17-16	22.50980	9.60990	-5.50280	-25.97360	-46.91470				
17-20	22.24920	9.35620	-5.75730	-26.27510	-47.23120				
17-24	21.99240	9.10630	-6.00820	-26.57290	-47.54390				
17-28	21.73930	8.86010	-6.25540	-26.86710	-47.85290				
18-00	21.48980	8.61730	-6.49900	-27.15780	-48.15840				
WAL	7.59310	4.06900	2.59760	1.83990	1.42090				
Mod. Dur	2.65	2.72	2.71	2.29	2.19				
Spread	1897.7	699.0	-745.9	-2760.1	-4840.7				
First Date	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03				
Last Date	01/25/33	01/25/33	01/25/33	12/25/09	11/25/07				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

These Computational Materials should be accompanied by a one page disclaimer which must be read in its *entirety* by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

COB: 04/23/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.147	1.191	1.294	1.666	2.159	2.994	4.099	5.025
OnTR/Swp Spd	1.164	1.197	1.350	1.658/28	2.090/41	2.955/39	3.995/38	4.897/27
OnTR Price	99-22+	99-13	101-15+	99-30	109-22	100-06	99-01	107-07

1 Mo L	3Mo L	11Cof	Prime
1.320	1.320	2.257	4.250

15Mtg	30Mtg	FN5.5May	FN5.0May
5.081	5.835	101-30	99-23+

CAP VOLS (years)					
1	2	3	5	10	30
42.820	49.740	44.720	35.410	25.510	19.700

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
23.840	25.400	17.100	12.740

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Refi Ramp	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

QS7 A2

Bond Description					
Name / Class:	QS7 A2	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$315,789,473.52	Settlement Date:	04/29/2003
Coupon:	4.750000 %	Net Coupon:	6.000000 %	Issue Date:	04/01/2003
Formula:	N/A	Gross Coupon:	6.450000 %	First Pay Date:	05/25/2003
Orig. Balance:	$268,800,000.00	Srvc Fee:	0.450000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	359 mos	Days Delay:	24
Factor date:	04/01/2003	Current WAM:	357 mos		
Current Cap:	N/A	Current Age:	2 mos		
Current Floor:	N/A				
Cur. Balance:	$268,800,000.00				

CMO Price -> Yield Sensitivity Table

	1*.5	1	1*1.5	1*2	1*2.5	n/a	n/a	n/a	n/a
Price	USR	USR	USR	USR	USR	NULL	NULL	NULL	NULL
100-08	4.68990	4.61270	4.52570	4.43410	4.33690				
100-12	4.66630	4.57220	4.46620	4.35450	4.23600				
100-16	4.64290	4.53190	4.40680	4.27510	4.13540				
100-20	4.61940	4.49160	4.34750	4.19590	4.03500				
100-24	4.59610	4.45140	4.28840	4.11690	3.93480				
100-28	4.57270	4.41140	4.22940	4.03800	3.83490				
101-00	4.54950	4.37140	4.17060	3.95930	3.73520				
101-04	4.52630	4.33150	4.11190	3.88080	3.63570				
101-08	4.50310	4.29170	4.05330	3.80250	3.53650				
WAL	6.84580	3.56030	2.30450	1.68310	1.30910				
Mod. Dur	5.29	3.08	2.09	1.57	1.24				
Spread	121.8	206.1	246.4	254.0	247.8				
First Date	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03				
Last Date	10/25/25	12/25/15	08/25/10	03/25/08	01/25/07				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

COB: 04/23/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.147	1.191	1.294	1.666	2.159	2.994	4.099	5.025
OnTR/Swp Spd	1.164	1.197	1.350	1.658/28	2.090/41	2.955/39	3.995/38	4.897/27
OnTR Price	99-22+	99-13	101-15+	99-30	109-22	100-06	99-01	107-07

1 Mo L	3Mo L	11Cof	Prime
1.320	1.320	2.257	4.250

15Mtg	30Mtg	FN5.5May	FN5.0May
5.081	5.835	101-30	99-23+

CAP VOLS (years)					
1	2	3	5	10	30
42.820	49.740	44.720	35.410	25.510	19.700

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
23.840	25.400	17.100	12.740

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Refi Ramp	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

April 25, 2003

Residential Accredit Loans, Inc.
Residential Funding Corporation
8400 Normandale Lake Boulevard
Minneapolis, Minnesota 55437

Greenwich Capital Markets, Inc.
600 Steamboat Road
Greenwich, Connecticut 06830

Salomon Smith Barney Inc.
390 Greenwich Street
New York, New York 10013

Independent Accountants' Report
on Applying Agreed-Upon Procedures

Ladies and Gentlemen:

We have performed the procedures enumerated below, which were agreed to by the addressees listed above (the "Specified Users"), with respect to the accompanying table (the "Table") which is the responsibility of, and was provided to us by representatives of, Greenwich Capital Markets, Inc. ("Greenwich"), relating to the offering by Residential Accredit Loans, Inc. of Mortgage Asset-Backed Pass-Through Certificates, Series 2003-QS7. We understand that the Table will be filed as part of the Depositor's Current Report on Form 8-K (the "Form 8-K"). This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely your responsibility as the Specified Users of this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The terms "yield," "modified duration" and "average life" used herein and in the Table are used with their meanings as set forth in The Bond Market Association's Standard Formulas for the Analysis of Mortgage-Backed Securities and Other Related Securities. Capitalized terms used but not defined herein have the meanings ascribed in the related Prospectus Supplement of the Depositor dated April 25, 2003.

Residential Accredit Loans, Inc.
Residential Funding Corporation
Greenwich Capital Markets, Inc.
Salomon Smith Barney Inc. April 25, 2003 2

The recomputations were based solely on the assumptions and methodology specified in the Prospectus Supplement, as supplemented by the information set forth on the attached Appendix (as stipulated to us by representatives of Greenwich). We have relied solely on the aforementioned assumptions and methodology and have not made a study or evaluation of them.

For the purpose of reporting our findings, in those instances in which any of the compared information identified below was in agreement except that it was not rounded to the same degree, we have nevertheless stated that we found such compared information to be in agreement. In addition, with respect to any information set forth in the Table and not identified below, we performed no procedures and, accordingly, make no representations with respect to any such information.

For purposes of this report, we performed the following procedures:

- With respect to the Table, we recomputed the (a) pre-tax yield (expressed as a corporate bond equivalent) and modified duration ("Duration") corresponding to the indicated price (to which we added accrued interest), (b) average life and (c) first principal payment date ("First Payment") and last principal payment date ("Last Payment") of the indicated Class of Certificates at the applicable constant percentages of the Prepayment Assumption ("USR1") shown. We compared such recomputed information to the corresponding information set forth in the Table and found it to be in agreement.

It should be understood that we make no representations as to (a) questions of legal interpretation or as to the sufficiency for your purposes of the procedures enumerated in the preceding paragraphs; (b) the reasonableness of any of the aforementioned assumptions; (c) the ownership or physical existence of the Mortgage Loans or as to the conformity of their respective characteristics with those assumed for purposes of the recomputations described herein; (d) the achievability of the results contained herein; or (e) whether the actual payments on the Mortgage Loans and Certificates will correspond to the payments calculated in accordance with the assumptions and methodology set forth in the Prospectus Supplement or herein.

These procedures do not constitute an examination, the objective of which is the expression of an opinion on the accompanying information. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. Also, such procedures would not necessarily reveal any material misstatement of the information referred to above. Further, we have addressed ourselves solely to the foregoing data as set forth in the Table, and make no representations as to the adequacy of disclosure or as to whether any material facts have been omitted.

Residential Accredit Loans, Inc.
Residential Funding Corporation
Greenwich Capital Markets, Inc.
Salomon Smith Barney Inc. April 25, 2003 3

This report is intended solely for the use and information of the Specified Users and is not intended to be and should not be used by anyone other than the Specified Users. It is not to be distributed, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with or referred to in whole or in part in the Form 8-K or any other document, except that reference may be made to it in any list of closing documents pertaining to the offering of the Certificates.

Yours truly,

21229

Appendix

Assumptions Stipulated to us by
Representatives of Greenwich

- The Structuring Assumptions (except assumption (i)).
- The Mortgage Loans have the following characteristics:

Current Balance	Gross Coupon	Servicing	Original Term to Maturity	Remaining Term to Maturity	Age
$315,789,474.52	6.450%	0.450%	359	357	2

- There are no Class A-V, Class A-P or Class R Certificates.
- The Certificates have the following Principal Balance or Notional Amount and Pass-Through Rates:

Class	Principal Balance or Notional Amount	Pass-Through Rate
A-1*	$50,000,000.00	6.0000%
A-2	$268,800,000.00	4.7500%
A-3	$19,200,000.00	1.8300%
A-4*	$19,200,000.00	6.6700%
A-5	$12,000,000.00	5.0000%
Subordinate	$15,789,473.52	6.0000%
Total	$315,789,474.52	

*Notional Amount

TABLE

Greenwich Capital, Inc.

RALI 03-QS7

Apr 14, 2003
02:37 PM

Class A1: io	50 USR1	100 USR1	150 USR1	200 USR1	250 USR1
Price:	17-16	17-16	17-16	17-16	17-16
CBE Yield (%):	22.50979	9.60986	-5.50276	-25.97356	-46.91467
Average Life (years):	7.59311	4.06904	2.69762	1.83988	1.42092
Duration (years):	2.65	2.72	2.71	2.29	2.18
First Payment	05/03	05/03	05/03	05/03	05/03
Last Payment:	01/33	01/33	01/33	12/09	11/07
Spread to Curve:	1925	722	-732	-2751	-4833
Spread to Benchmark:	N/A	N/A	N/A	N/A	N/A

Class A2:	50 USR1	100 USR1	150 USR1	200 USR1	250 USR1
Price:	100-24	100-24	100-24	100-24	100-24
CBE Yield (%):	4.59806	4.45145	4.28841	4.11686	3.93480
Average Life (years):	6.84579	3.56032	2.30455	1.68315	1.30914
Duration (years):	5.29	3.08	2.09	1.57	1.24
First Payment	05/03	05/03	05/03	05/03	05/03
Last Payment:	10/25	12/15	08/10	03/08	01/07
Spread to Curve:	149	226	258	269	256
Spread to Benchmark:	N/A	N/A	N/A	N/A	N/A

Class A3: floater	50 USR1	100 USR1	150 USR1	200 USR1	250 USR1
Price:	99-26	99-26	99-26	99-26	99-26
CBE Yield (%):	1.86754	1.89303	1.92188	1.95213	1.98422
Average Life (years):	6.84579	3.56032	2.30455	1.68315	1.30914
Duration (years):	6.14	3.35	2.21	1.63	1.27
First Payment	05/03	05/03	05/03	05/03	05/03
Last Payment:	10/25	12/15	08/10	03/08	01/07
Spread to Curve:	N/A	N/A	N/A	N/A	N/A
Spread to Benchmark:	N/A	N/A	N/A	N/A	N/A

Class A4: inv	50 USR1	100 USR1	150 USR1	200 USR1	250 USR1
Price:	9-24	9-24	9-24	9-24	9-24
CBE Yield (%):	63.56070	48.55043	31.31158	11.55119	-10.33501
Average Life (years):	6.84579	3.56032	2.30455	1.68315	1.30914
Duration (years):	1.19	1.15	1.14	1.13	1.12
First Payment	05/03	05/03	05/03	05/03	05/03
Last Payment:	10/25	12/15	08/10	03/08	01/07
Spread to Curve:	N/A	N/A	N/A	N/A	N/A
Spread to Benchmark:	N/A	N/A	N/A	N/A	N/A

Class A5: seq	50 USR1	100 USR1	150 USR1	200 USR1	250 USR1
Price:	90-18+	90-18+	90-18+	90-18+	90-18+
CBE Yield (%):	5.74983	5.85057	6.35915	7.06834	7.70627
Average Life (years):	25.52869	16.27834	9.63130	5.60146	4.10368
Duration (years):	13.47	10.43	7.19	4.68	3.55
First Payment	10/25	12/15	08/10	03/08	01/07
Last Payment:	01/33	01/33	01/33	12/09	11/07
Spread to Curve:	115	187	269	421	531
Spread to Benchmark:	N/A	N/A	N/A	N/A	N/A